March 17, 2026

James A. Hillebrand
Chief Executive Officer
Stock Yards Bancorp, Inc.
1040 East Main Street
Louisville, KY 40206

       Re: Stock Yards Bancorp, Inc.
           Registration Statement on Form S-4
           Filed March 9, 2026
           File No. 333-294141
Dear James A. Hillebrand:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    James A. Giesel, Esq.